Morgan Crucible

17th August 2007

07026237

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MAIL PROCESSING SECTION
RECEIVED
AUG 2 2 2007
WASH, D.C.
182

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
AUG 2 9 2007
THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:28 17-Aug-07
Number	4201C

The Morgan Crucible Company plc announces that on 17 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 400,000 ordinary shares at an average price of 299.23p pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 277,314,680 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 277,314,680.

The above figure 277,314,680 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000

Paul Boulton

END

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Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	11:14 16-Aug-07
Number	2344C

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii): Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):
Perry Nominees Ltd, Boltro Nominees Ltd, Lloyds Bank (PEP) Nominees Ltd, State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
14th August 2007

6. Date on which issuer notified:
15th August 2007

7. Threshold(s) that is/are crossed or reached:
Fallen below 4%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if **Situation previous to the Triggering transaction** (vi)

possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)
0602729 ORD GBP 0.25	11,261,583	11,261,583

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	10,936,583	0	10,936,583	0	3.928

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,936,583	3.928

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

53,849 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,175 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

37,428 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10,844,131 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Mrs T A Bigmore

15. Contact telephone number:

01753 837000

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Doc re. Interim Report
Released	09:22 16-Aug-07
Number	2173C

The Morgan Crucible Company plc Interim Report 2007

16th August 2007

The Company's Interim Report 2007, has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

UK Listing Authority,
The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS.

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Regulatory Announcement

RECEIVED AUG 2 2 2007 182 SEC MAIL PROCESSING SECTION WASH. DC

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:49 15-Aug-07
Number	1871C

The Morgan Crucible Company plc announces that on 15 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 300p pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 278,114,680 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 278,114,680.

The above figure 278,114,680 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000

Paul Boulton

END

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Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:06 10-Aug-07
Number	9360B

The Morgan Crucible Company plc announces that on 10 August 2007 it purchased for cancellation from Citigroup Global Markets Limited 100,000 ordinary shares at an average price of 298.52p pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 278,314,680 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 278,314,680.

The above figure 278,314,680 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000

Paul Boulton

END

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A world of advanced materials

The Morgan Crucible Company plc
interim report 2007



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**Morgan Crucible:
A world of advanced materials**

From medical instruments, aerospace, power generation and satellite communications to body armour, trains and fire protection systems: Morgan Crucible's advanced material technology is a fundamental component of many of today's sophisticated products.

With the rapid development of increasingly complex technology, our customers are demanding more from the materials they use and are looking for a partner who can help them to respond to the pace of change. Morgan Crucible's knowledge, skills, design and technical expertise, built up over 150 years in the business, mean we can tailor our materials to deliver the specialist capability our customers require, while taking care of the impact our products have on the environment both during and after their useful life.

Morgan Crucible's advanced materials - technically complex, added value, bespoke solutions - are the future.

Summary

Strong revenue growth and continuing profit margin progression:

- Revenue from continuing operations increased by 9.7% on a constant currency basis.
- Group operating profit margins before one off costs* rose to 12.4% from 10.6% driven by favourable mix shift, improved pricing, growth in emerging markets and cost efficiencies.
- Group operating margins after one off costs* improved to 11.4% from 6.1%.
- Underlying EPS° improved by 32.9% to 11.3 pence (2006: 8.5 pence).

All three divisions now well into double digit operating profit margins:

- Carbon achieved underlying operating profit margins of 16.5% (2006: 15.2%) with a strong performance in armour and increased higher margin sales in the Americas and Asia.
- Technical Ceramics achieved underlying operating margins of 11.7% (2006: 10.6%) through positive mix shift and further manufacturing footprint rationalisation.
- Insulating Ceramics achieved underlying operating margins of 11.3% (2006: 9.0%) with particularly strong growth in the top line due to large project-based business.

Strategic investment announced to accelerate move to higher margin, higher growth, less economically cyclical markets:

- An initial 49% stake acquired in NP Aerospace, a UK-based armour/composites business.
- Entry price represents c6.5 times NP Aerospace's 2006 EBITDA, and values NP Aerospace at £71 million.
- The initial investment from Morgan Crucible will be £41 million, structured as £36 million in a shareholder loan paying 10% per annum, £4.5 million in preference shares yielding 8% per annum, and £0.5 million for ordinary equity.

Strong financial position:

- Net debt* remains low at less than one times annualised EBITDA even after c£35 million of share buybacks.
- Interim dividend increased by 50% to 2.25 pence per share (2006: 1.5 pence).

£m unless otherwise stated	2007	2006	Change
Revenue	**347.8**	336.3	+3.4%
Underlying EBITDA*	**55.9**	48.8	+14.5%
Underlying operating profit**	**43.1**	35.7	+20.7%
Underlying PBT***	**40.5**	34.2	+18.4%
Underlying EPS° (pence)	**11.3**	8.5	+32.9%
Basic EPS (pence)	**9.8**	7.5	+30.7%
Operating profit	**39.1**	31.6	+23.7%
Profit before tax	**36.2**	30.1	+20.3%

Commenting on the results, Chief Executive Officer, Mark Robertshaw said:

"I am pleased with our results in the first half of 2007. Revenue growth has been strong and we continue to show good progress towards our goal of mid-teen operating profit margins. Our strategy remains to focus on higher margin, higher growth, value-added products and markets and to continue to drive down our cost base as we further rationalise our manufacturing footprint and increase the proportion of manufacturing in low-cost locations.

I am delighted to announce the acquisition of NP Aerospace, which complements our rapidly growing armour business. NP Aerospace develops, manufactures and markets high value armour products for the defence and civil sectors and will be immediately earnings accretive. We continue to search for further acquisitions; but remain determined to maintain our financial and strategic discipline where we believe sellers' price expectations to be unrealistic. The strong organic growth of the Group combined with our robust balance sheet puts Morgan Crucible in a strong position to continue to drive towards our target of mid-teen operating profit margins."

* **One-off costs** are defined as costs of restructuring £4.3 million (2006: £14.4 million) and legal costs recovered associated with settlement of anti-trust litigation £0.8 million (2006: charge of £0.8 million).

* **Underlying EBITDA** defined as operating profit of £39.1 million (2006: £31.6 million) before special items of £4.0 million (2006: £4.1 million) and before depreciation and amortisation of £12.8 million (2006: £13.1 million). Special items are defined as one-off costs (as defined above), gain on curtailment of UK employee benefit schemes £nil (2006: £11.0 million) and gain/(loss) on disposal of property £0.5 million loss (2006: gain of £0.1 million).

** **Underlying operating profit** defined as operating profit of £39.1 million (2006: £31.6 million) before special items of £4.0 million (2006: £4.1 million). This measure of earnings is shown because the Directors use it to measure the underlying performance of the business.

*** **Underlying PBT** defined as operating profit of £39.1 million (2006: £31.6 million) before special items of £4.0 million (2006: £4.1 million) and after financing costs of £2.6 million (2006: £1.5 million).

° **Underlying EPS** defined as basic earnings per share of 9.8 pence (2006: 7.5 pence) adjusted to exclude the after tax impact of special items of 1.5 pence (2006: 0.8 pence) and gain on disposal of discontinued operations of nil pence (2006: 0.2 pence).

* **Net debt** defined as interest bearing loans and borrowings, bank overdrafts less cash and other cash equivalents

Strategy

The Group has delivered a 20.7% increase in underlying operating profit in the first six months of 2007 (31.3% on a constant currency basis) with underlying operating profit margins for the half year reaching 12.4%. Our goal remains to reach mid-teen margins in good times and maintain double digit margins in bad times.

We are concentrating on higher growth, higher margin markets and are looking to reduce our exposure to commoditised markets. We aim to provide high value-added solutions for our customers and to be number one or two in our chosen market segments.

Simultaneously, we are focused on reducing and managing our cost base. Our manufacturing footprint is continually being reviewed for opportunities to simplify and rationalise the number of our sites. In our continuing businesses, total overheads as a percentage of sales have reduced, on a constant currency basis, from 32.9% in 2003 to 25.6% for the first half of 2007 driven by both the simplification of our manufacturing footprint and by the reduction in the number of our divisions. Over the same period total employment costs (from continuing businesses) as a percentage of sales have fallen from 39.6% in 2003 to 30.8% for the first half of 2007.

The Group is in excellent financial health. Our balance sheet strength has enabled us to pursue suitable bolt-on acquisitions that are aligned with our strategic priorities to accelerate profitable growth.

Today we announce the acquisition of an initial 49% stake in NP Aerospace, which values this business at £71 million. This initial investment of £41 million will be in the form of Morgan Crucible acquiring £0.5 million of ordinary shares, £4.5 million of preference shares and providing £36 million of debt. Morgan Crucible will receive interest on this debt of c.10% p.a. There is a phased process on agreed multiples, for moving to majority ownership and control of NP Aerospace within three years.

In summary, we are delivering on our stated strategy across the board. The combination of continuing strong top line and profit margin progression allied to a healthy balance sheet sees the Group in robust health.

Financial review

Reference is made to underlying operating profit and underlying EPS below, both of which are defined at the front of this statement. These measures of earnings are shown because the Directors consider that they give a better indication of underlying performance than basic earnings per share on a statutory basis.

Group underlying operating profit for continuing businesses increased by 20.7% to £43.1 million (2006: £35.7 million) on a reported basis (at constant currency this was an increase of 31.4%). Underlying operating profit margin from continuing businesses for the six months were 12.4%. This compares to 10.6% in the equivalent period in 2006. All three of our business divisions contributed to this increase in margin.

The Group has continued to undertake restructuring activity in the first half of 2007. Restructuring costs and other one-off items were £3.5 million (2006: £15.2 million).

The net finance charge was £2.6 million (2006: £1.5 million). Net bank interest and similar charges were £3.6 million (2006: £1.6 million). Part of the finance charge under IFRS is the net IAS 19 (Employee Benefits) interest receipt on pension scheme net liabilities which was £1.0 million (2006: £0.1 million).

The tax charge for the period was £7.1 million (2006: £6.7 million). The tax charge on underlying operating profit net of finance costs was £7.4 million. There was a tax credit of £0.3 million on restructuring costs and the net legal costs recovered associated with prior period anti-trust litigation. The effective tax rate before restructuring costs, the net legal costs associated with settlement of prior period anti-trust litigation, gain on curtailment of United Kingdom employee benefit schemes and gain/(loss) on property disposals was 18% (2006: 25%). Over the medium term we would expect the effective tax rate to trend towards 30% as taxable losses are utilised.

Underlying earnings per share were 11.3 pence (2006: 8.5 pence).

The Group pension deficit has improved by £7.7 million since last year end to £35.0 million on an IAS 19 basis. The main movements are in the UK pension schemes which show a surplus of £6.0 million at the half year on an IAS 19 basis, an improvement of £2.9 million in the period. Improvement in bond yields contributed to a higher discount rate and hence a lower liability position.

The net cash inflow from operating activities was £9.8 million (2006: outflow £51.4 million) which included an adverse cash impact from restructuring costs and costs associated with anti-trust litigation of £5.0 million (2006: £14.3 million). Working capital increased by £26.7 million (2006: increase £35.0 million) in the first half of the year. Seasonality in inventory levels, due to stock building for shut down periods in July and August is a large part of this increase, as well as trade debtors being high due to healthy revenue levels. Working capital levels are expected to improve significantly in the second half of the year as this half-year position unwinds.

Cash flow

	Six months 2007 £m	Six months 2006 £m
Net cash from operating activities before UK pension payment	**9.8**	(11.4)
UK pension scheme payment	**-**	(40.0)
Interest received	**1.5**	2.3
Net capital expenditure	**(15.1)**	(14.1)
Dividends paid	**(4.4)**	-
Free cash flow	**(8.2)**	(63.2)
Cash flows from other investing activities	**(2.4)**	(5.8)
Cash flows from financing activities	**(32.7)**	(6.4)
Exchange movement	**1.3**	2.0
Opening net cash/(debt)	**(34.1)**	50.5
Closing net (debt)	**(76.1)**	(22.9)

Interim dividend

Given the good continuing performance of the Group, the Board has declared an interim dividend of 2.25 pence per Ordinary share, an increase of 50% on the dividend declared for the first six months of 2006. The dividend will be paid on 7 November 2007 to Ordinary shareholders on the register of members at the close of business on 28 September 2007.

Operating review

Carbon

Sales in the first half were up by 3.5% on a reported basis compared to the same period last year at £110.2 million (2006: £106.5 million). On a constant currency basis the year on year growth was 10.9%. Underlying operating profit for the period was up 12.3% to £18.2 million (2006: £16.2 million) representing a 20.4% growth on a constant currency basis. The increase in profits is due to strong sales in our armour, rotary and Asian businesses, combined with the benefits from restructuring projects in USA and Western Europe that have lead to an increase in the low cost manufacturing base and a decline in overheads.

Performance has been good across most regions and markets. Whilst significant growth has come from our armour and rotary businesses, most of our traditional brush and seals and bearings businesses have also shown progress. Further armour manufacturing capacity has been installed in the Americas to meet growing demand for personal and vehicle protection and significant investment in our capability and capacity has also been made in Europe to allow us to take full advantage of the opportunities in this market. Our rotary business has delivered double digit growth driven in large part by military opportunities. A rotary assembly operation has been established in Taiwan to provide us with a lower cost manufacturing option and to increase our presence in Asian markets. In Europe and the Americas there has been modest growth in the brush and seals markets. The focus here continues to be on managing the cost base, particularly through increased use of our low-cost manufacturing operations in Mexico and Hungary. The Asian businesses, particularly in China, continue to enjoy strong organic growth and our continued investment in terms of financial, technical and human resource has allowed us to take advantage of the opportunities in this area.

The NP Aerospace business, whose acquisition was announced today, will be managed within the Carbon Division.

Technical Ceramics

Sales in the first half of 2007 were £77.8 million (2006: £84.0 million), influenced by significant unfavourable currency translation impact, mainly from the US dollar. On a constant currency basis sales were 2.2% lower than in the same period last year, with the underlying growth in all regions outweighed by the impact of one large US customer reaching the end of lifecycle on a major product for which we were the supplier of ceramic parts. Aside from this, US markets were healthy overall with order intake and order books both ahead of the same point last year. Markets in Europe were strong throughout, with medical assemblies, electronics, and thermal processing products all experiencing particularly robust demand. Asia showed good organic growth, particularly in thermal processing.

Underlying operating profit was £9.1 million (2006: £8.9 million), which at constant currency equated to an increase of 3.4%. Operating margins made further progress to 11.7% (2006: 10.6%) driven by positive mix shift and ongoing efficiencies in the operating cost base.

Insulating Ceramics

Within the Insulating Ceramics Division there are two business units: Thermal Ceramics and Molten Metal Systems.

Insulating Ceramics sales in the first half were up by 9.6% at £159.8 million (2006: £145.8 million) and on a constant currency basis up 15.7%. Underlying operating profit increased 38.2% to £18.1 million (2006: £13.1 million), and operating margins from 9.0% to 11.3%.

In the Thermal Ceramics business unit, while energy and raw material rises have moderated over the last few months, these input costs have still shown a significant rise over 2006 average levels. However, these cost increases have been offset by pricing action, improvements in manufacturing efficiency together with the benefits of the 2006 restructuring plans in Europe and North America.

In terms of project-based sales, the first half of the year has been very strong compared to 2006. The main impetus has come from our European businesses where the drivers have been a series of major orders for aluminium, petrochemical and iron and steel projects for delivery into the Middle East, India and other Asian markets. As a number of large orders will have shipped in the first six months of 2007 these project-based sales are not expected to show the same rate of progression in the second half of the year. Nevertheless, the overall order book remains at strong levels compared to prior years.

The new joint ventures in China and Russia continue to make good progress and the Vesuvius insulating fibre acquisition in the US has been successfully and seamlessly integrated into our operations. New products launched during the last three years now account for 20% of European fibre sales; these include Superwool™ 607HT, Low Shot Fibre and engineered fibre for Diesel Particulate Filters. Our global Superwool™ sales are growing steadily with seven plants now in regular Superwool™ production and an additional plant due for conversion in November.

During the first half of the year, Molten Metal Systems saw a further improvement in performance over the same period last year. This was tempered somewhat by some reduction in demand from the automotive and construction sectors in North America, coupled with the significant weakening of the US dollar over the period. Demand in Europe was in line with expectations, whilst demand in Asia, Africa and the Middle East continued to improve. Expansion of our Indian manufacturing plant is well advanced and our new facility in Suzhou China is on schedule for completion in 2008. We intend to cease manufacturing in the UK during 2008 and transfer production to our expanded German and Indian manufacturing facilities. Completion of these projects will see global production capacity more closely aligned with anticipated levels of regional demand in the future.

Outlook

All divisions continue to make strong margin progress in 2007. Our leading market positions and healthy balance sheet enable the Board to look to the future with confidence.

Tim Stevenson
Chairman

Mark Robertshaw
Chief Executive Officer

Consolidated income statement

for the six months ended 4 July 2007

	Note	Unaudited Six months Continuing 2007 £m	Unaudited Six months Discontinued 2007 £m	Unaudited Six months Total 2007 £m	Unaudited Six months Continuing 2006 £m	Unaudited Six months Discontinued 2006 £m	Unaudited Six months Total 2006 £m	Year Continuing 2006 £m	Year Discontinued 2006 £m	Year Total 2006 £m
Revenue	1	**347.8**	-	**347.8**	336.3	-	336.3	677.8	-	677.8
Operating costs before special items		**(304.7)**	-	**(304.7)**	(300.6)	-	(300.6)	(604.1)	-	(604.1)
Profit from operations before special items	1	**43.1**	-	**43.1**	35.7	-	35.7	73.7	-	73.7
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	4	**(3.5)**	-	**(3.5)**	(15.2)	-	(15.2)	(27.7)	-	(27.7)
Gain on curtailment of United Kingdom employee benefit schemes		-	-	-	11.0	-	11.0	11.0	-	11.0
Terminated bid approach costs		-	-	-	-	-	-	(2.1)	-	(2.1)
Gain/(loss) on disposal of property		**(0.5)**	-	**(0.5)**	0.1	-	0.1	0.3	-	0.3
Operating profit	1	**39.1**	-	**39.1**	31.6	-	31.6	55.2	-	55.2
Finance income		**13.3**	-	**13.3**	12.8	-	12.8	26.8	-	26.8
Finance expenses		**(15.9)**	-	**(15.9)**	(14.3)	-	(14.3)	(30.2)	-	(30.2)
Net financing costs	2	**(2.6)**	-	**(2.6)**	(1.5)	-	(1.5)	(3.4)	-	(3.4)
Loss on partial disposal of businesses		**(0.3)**	-	**(0.3)**	-	-	-	-	(1.5)	(1.5)
Profit before taxation		**36.2**	-	**36.2**	30.1	-	30.1	51.8	(1.5)	50.3
Income tax expense (all relates to overseas tax payable)	3	**(7.1)**	-	**(7.1)**	(6.7)	-	(6.7)	(10.6)	-	(10.6)
Profit after taxation but before loss on sale of discontinued operations		**29.1**	-	**29.1**	23.4	-	23.4	41.2	(1.5)	39.7
Loss on sale of discontinued operations, net of tax		-	-	-	-	(0.6)	(0.6)	-	-	-
Profit/(loss) for the period		**29.1**	-	**29.1**	23.4	(0.6)	22.8	41.2	(1.5)	39.7
Profit/(loss) for the period attributable to:										
Equity holders of the parent		**27.4**	-	**27.4**	22.2	(0.6)	21.6	38.4	(1.5)	36.9
Minoity interest		**1.7**	-	**1.7**	1.2	-	1.2	2.8	-	2.8
		29.1	-	**29.1**	23.4	(0.6)	22.8	41.2	(1.5)	39.7
Earnings/(loss) per share	5									
Basic		**9.8p**	-	**9.8p**	7.7p	(0.2p)	7.5p	13.4p	(0.5p)	12.9p
Diluted		**9.5p**	-	**9.5p**	7.4p	(0.2p)	7.2p	12.8p	(0.5p)	12.3p
Dividends										
Interim dividend										
- pence				**2.25p**			1.5p			1.5p
- £m				**6.3**			4.4			4.4
Proposed final dividend										
- pence										3.0p
- £m										8.8

Consolidated balance sheet

as at 4 July 2007

	Unaudited Six months 2007 £m	Unaudited Six months 2006 £m	Year 2006 £m
Assets			
Property, plant and equipment	**226.6**	228.7	230.2
Intangible assets	**65.9**	58.2	66.4
Other investments	**6.6**	5.8	7.2
Other receivables	**0.3**	0.4	1.2
Deferred tax assets	**27.1**	27.4	28.8
Total non-current assets	**326.5**	320.5	333.8
Inventories	**91.3**	86.0	84.9
Trade and other receivables	**141.4**	141.7	136.0
Cash and cash equivalents	**89.6**	85.1	97.4
Total current assets	**322.3**	312.8	318.3
Total assets	**648.8**	633.3	652.1
Liabilities			
Interest-bearing loans and borrowings	**130.3**	76.8	93.2
Employee benefits	**35.0**	44.4	42.7
Grants for capital expenditure	**0.3**	0.3	0.1
Provisions	**3.7**	3.7	6.7
Non-trade payables	**3.7**	-	3.6
Deferred tax liabilities	**28.4**	28.7	28.4
Total non-current liabilities	**201.4**	153.9	174.7
Bank overdraft	**21.5**	15.7	24.5
Interest-bearing loans and borrowings	**13.9**	15.5	13.8
Trade and other payables	**192.8**	189.4	210.3
Current tax payable	**8.0**	12.8	9.9
Provisions	**16.5**	27.2	15.8
Total current liabilities	**252.7**	260.6	274.3
Total liabilities	**454.1**	414.5	449.0
Total net assets	**194.7**	218.8	203.1
Equity			
Issued capital	**70.6**	75.6	73.7
Share premium	**85.2**	85.2	85.2
Reserves	**29.5**	33.3	28.9
Retained earnings	**(8.1)**	10.6	(1.1)
Total equity attributable to equity holders of the parent company	**177.2**	204.7	186.7
Minority interest	**17.5**	14.1	16.4
Total equity	**194.7**	218.8	203.1

Consolidated statement of cash flows

for the six months ended 4 July 2007

	Note	Unaudited Six months 2007 £m	Unaudited Six months 2006 £m	Year 2006 £m
Operating activities				
Net profit from ordinary activities		**29.1**	22.8	39.7
Adjustments for:				
Depreciation		**12.0**	12.7	24.7
Amortisation		**0.8**	0.4	1.2
Interest expense		**2.6**	1.5	3.4
(Profit) on sale of property, plant and equipment		**-**	(0.2)	(0.4)
Income tax expense		**7.1**	6.7	10.6
Equity settled share based payment expenses		**1.3**	1.6	3.2
Operating profit before changes in working capital and provisions		**52.9**	45.5	82.4
Increase in trade and other receivables		**(5.5)**	(11.7)	(18.7)
Increase in inventories		**(7.2)**	(9.9)	(11.3)
Increase/(decrease) in trade and other payables		**(14.0)**	(13.4)	7.1
Non cash operating costs relating to restructuring		**-**	1.6	4.2
Decrease in provisions and employee benefits		**(2.3)**	(17.0)	(72.6)
Payments to UK pension schemes		**-**	(40.0)	-
Cash generated from the operations		**23.9**	(44.9)	(8.9)
Interest paid		**(5.4)**	(3.7)	(8.2)
Taxation		**(9.0)**	(3.4)	(6.3)
Loss on partial disposal of businesses		**0.3**	-	1.5
Loss on sale of discontinued operations		**-**	0.6	-
Net cash flows from operating activities		**9.8**	(51.4)	(21.9)
Investing activities				
Purchase of property, plant and equipment		**(16.5)**	(14.8)	(34.0)
Proceeds from sale of property, plant and equipment		**1.4**	0.7	1.1
Purchase of investments		**-**	(0.3)	(1.8)
Proceeds from sale of investments		**0.4**	0.3	-
Interest received		**1.5**	2.3	3.5
Acquisitions of subsidiaries, net of cash acquired		**(2.7)**	(15.5)	(20.7)
Disposal of subsidiaries, net of cash disposed		**(0.1)**	9.7	11.6
Net cash flows from investing activities		**(16.0)**	(17.6)	(40.3)
Financing activities				
Proceeds from the issue of share capital		**-**	0.2	0.2
Purchase of own shares		**(32.7)**	(6.2)	(19.4)
Increase in borrowings		**39.1**	14.2	32.3
Payment of finance lease liabilities		**(0.1)**	(0.3)	(0.4)
Dividends paid		**(4.4)**	(0.4)	(7.4)
Net cash flows from financing activities		**1.9**	7.5	5.3
Net decrease in cash and cash equivalents		**(4.3)**	(61.5)	(56.9)
Cash and cash equivalents at start of period		**73.5**	133.6	133.6
Effect of exchange rate fluctuations on cash held		**(0.3)**	(1.7)	(3.2)
Cash and cash equivalents at period end	6	**68.9**	70.4	73.5

Consolidated statement of recognised income and expense

for the six months ended 4 July 2007

	Unaudited Six months 2007 £m	Unaudited Six months 2006 £m	Year 2006 £m
Foreign exchange translation differences	**(0.8)**	(10.1)	(17.8)
Actuarial gain on defined benefit plans	**5.0**	23.8	15.2
Deferred tax associated with employee benefit schemes	**(1.2)**	(1.7)	(1.2)
Cash flow hedges:			
Effective portion of changes in fair value	**0.1**	0.4	(0.1)
Change in fair value of equity securities available-for-sale	**-**	-	0.3
Income and expense recognised directly in equity	**3.1**	12.4	(3.6)
Profit for the period	**29.1**	22.8	39.7
Total recognised income and expense for the period	**32.2**	35.2	36.1
Attributable to:			
Equity holders of the parent	**30.5**	34.0	33.3
Minority interest	**1.7**	1.2	2.8
Total recognised income and expense for the period	**32.2**	35.2	36.1

Notes to the consolidated financial statements

Basis of preparation
The Morgan Crucible Company plc (the "Company") is a company domiciled in the United Kingdom. The consolidated financial statements of the Company for the period ended 4 July 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

These financial statements have been prepared on the basis of the recognition and measurement requirements of IFRSs applied in the financial statements at 4 January 2007 and those standards that have been endorsed and will be applied at 4 January 2008.

The results of each half year are unaudited. The comparative figures for the financial year ended 4 January 2007 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The interim financial statements for the six months ended 4 July 2007 were approved by the Board on 1st August 2007.

1. Revenue and profit analysis

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems		Consolidated	
	Six months 2007 £m	Six months 2006 £m	Six months 2007 £m	Six months 2006 £m	Six months 2007 £m	Six months 2006 £m	Six months 2007 £m	Six months 2006 £m	Six months 2007 £m	Six months 2006 £m
Revenue from external customers	**110.2**	106.5	**77.8**	84.0	**144.1**	130.5	**15.7**	15.3	**347.8**	336.3
Segment profit	**16.3**	14.1	**6.6**	12.4	**16.4**	4.6	**1.2**	2.5	**40.5**	33.6
Unallocated costs									**(1.4)**	(2.0)
									39.1	31.6
Segment underlying operating profit*	**18.2**	16.2	**9.1**	8.9	**16.2**	11.4	**1.9**	1.7	**45.4**	38.2
Unallocated costs									**(2.3)**	(2.5)
Underlying operating profit									**43.1**	35.7

	Carbon	Technical Ceramics	Thermal Ceramics	Molten Metal Systems	Consolidated
	Year 2006 £m	Year 2006 £m	Year 2006 £m	Year 2006 £m	Year 2006 £m
Revenue from external customers	213.6	162.5	271.2	30.5	677.8
Segment profit	28.5	19.3	12.9	4.1	64.8
Unallocated costs					(9.6)
Operating profit					55.2
Segment underlying operating profit*	33.8	17.0	24.7	3.2	78.7
Unallocated costs					(5.0)
Underlying operating profit					73.7

*This measure of profit (before special items) is shown because the Directors consider that it gives a better indication of underlying performance.

2. Finance income and expense

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Interest income	**0.8**	1.3	3.5
Expected return on IAS 19 scheme assets	**12.5**	11.5	23.3
Finance income	**13.3**	12.8	26.8
Interest expense	**(4.4)**	(2.9)	(8.1)
Interest on IAS 19 obligations	**(11.5)**	(11.4)	(22.1)
Finance expense	**(15.9)**	(14.3)	(30.2)

3. Taxation

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Tax on profit before special items and sale of discontinued operations	**7.4**	8.6	16.2
Tax on special items	**(0.3)**	(1.9)	(5.6)
Income tax expense	**7.1**	6.7	10.6

The interim taxation charge is calculated by applying the Directors' best estimate of the annual tax rate to the profit for the period.

4. Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructing were £4.3 million (2005: £14.4 million) and net legal costs recovered associated with the settlement of prior period anti-trust litigation were £0.8 million (2005: charge of £0.8 million).

5. Earnings per share

Basic earnings per share
The calculation of basic earnings per share at 4 July 2007 was based on the net profit attributable to Equity holders of the Morgan Crucible Company Plc of £27.4 million (2006: £21.6 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2007 of 278,480,232 (2006: 288,175,695) calculated as follows:

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Net profit attributable to Equity holders of The Morgan Crucible Company plc	**27.4**	21.6	36.9
Weighted average number of Ordinary shares:			
Issued Ordinary shares at 5 January	**293,225,142**	293,188,372	293,188,372
Effect of shares issued/cancelled in the period and treasury shares held by the Company	**(14,744,910)**	(5,012,677)	(6,077,798)
Weighted average number of Ordinary shares at period end	**278,480,232**	288,175,695	287,110,574

Diluted earnings per share
The calculation of diluted earnings per share at 4 July 2007 was based on the net profit attributable to Equity holders of the Morgan Crucible Company Plc of £27.4 million (2006: £21.6 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2007 of 287,697,364 (2006: 300,271,233) calculated as follows:

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Net profit attributable to Equity holders of The Morgan Crucible Company plc	**27.4**	21.6	36.9
Weighted average number of Ordinary shares:			
Weighted average number of Ordinary shares	**278,480,232**	288,175,695	287,110,574
Effect of share options/incentive schemes	**9,217,132**	12,095,538	11,827,546
Diluted weighted average number of Ordinary shares	**287,697,364**	300,271,233	298,938,120

5. Earnings per share continued

Underlying earnings per share
The calculation of underlying earnings per share at 4 July 2007 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items of £0.3 million, (2006: £1.9 million)) and minority interest of £31.4 million (2006: £24.4 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2007 of 278,480,232 (2006: 288,175,695) calculated as follows:

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Profit from operations before special items less net finance costs, income tax expense and minority interest	**31.4**	24.4	51.3
Weighted average number of Ordinary shares at period end:			
Issued Ordinary shares at 5 January	**293,225,142**	293,188,372	293,188,372
Effect of shares issued/cancelled in the period and Treasury shares held by the Company	**(14,744,910)**	(5,012,677)	(6,077,798)
Weighted average number of Ordinary shares at period end	**278,480,232**	288,175,695	287,110,574
Underlying earnings per share (pence)	**11.3p**	8.5p	17.9p

Underlying diluted earnings per share
The calculation of underlying diluted earnings per share at 4 July 2007 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items of £0.3 million, (2006: £1.9 million)) and minority interest of £31.4 million (2006: £24.4 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2007 of 287,697,364 (2006: 300,271,233) calculated as follows:

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Profit from operations before special items less net finance costs, income tax expense and minority interest	**31.4**	24.4	51.3
Weighted average number of Ordinary shares:			
Weighted average number of Ordinary shares	**278,480,232**	288,175,695	287,110,574
Effect of share options/incentive schemes	**9,217,132**	12,095,538	11,827,546
Diluted weighted average number of Ordinary shares	**287,697,364**	300,271,233	298,938,120
Underlying diluted earnings per share (pence)	**10.9p**	8.1p	17.2p

6. Cash and cash equivalents/bank overdrafts

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Bank balances	**72.3**	61.3	70.2
Cash deposits	**17.3**	23.8	27.2
Cash and cash equivalents per balance sheet	**89.6**	85.1	97.4
Bank overdrafts subject to cash pooling arrangements	**(20.7)**	(14.7)	(23.9)
Cash and cash equivalents per cash flow statement	**68.9**	70.4	73.5
Bank overdrafts subject to cash pooling arrangements	**(20.7)**	(14.7)	(23.9)
Other bank overdrafts	**(0.8)**	(1.0)	(0.6)
Total bank overdrafts	**(21.5)**	(15.7)	(24.5)

Reconciliation of cash and cash equivalents to net borrowings

	Six months 2007 £m	Six months 2006 £m	Year 2006 £m
Opening (borrowings)	**(107.6)**	(83.1)	(83.1)
(Increase) in borrowings	**(39.1)**	(14.2)	(32.3)
Payment of finance lease liabilities	**0.1**	0.3	0.4
Effect of movements in foreign exchange on borrowings	**1.6**	3.7	7.4
Closing (borrowings)	**(145.0)**	(93.3)	(107.6)
Cash and cash equivalents per cash flow statement	**68.9**	70.4	73.5
Closing net (borrowings)	**(76.1)**	(22.9)	(34.1)

END

Designed and produced by Radley Yeldar (London)